United States securities and exchange commission logo





                               July 18, 2023

       Wai Yiu Yau
       Chief Executive Officer
       Globavend Holdings Ltd
       Office 1401, Level 14, 197 St Georges Tce,
       Perth, WA 6000,
       Australia

                                                        Re: Globavend Holdings
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 20,
2023
                                                            CIK No. 0001978527

       Dear Wai Yiu Yau:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 20, 2023

       Summary of Key Risks
       Risks Related to Doing Business in Hong Kong, page 9

   1. Please revise your summary of risk factors to acknowledge any risks that any actions by the Chinese government
to exert more oversight and control over offerings that are
                                                        conducted overseas
and/or foreign investment in Hong Kong or China-based issuers could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
 Wai Yiu Yau
FirstName
Globavend LastNameWai
           Holdings Ltd Yiu Yau
Comapany
July       NameGlobavend Holdings Ltd
     18, 2023
July 18,
Page  2 2023 Page 2
FirstName LastName
RISK FACTORS
We are an emerging growth company..., page 43

2. Please revise your risk factor to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
Results of Operations, page 60

3. We note your disclosure regarding the fluctuations in foreign exchange rates on page 59.
         Please revise your discussion, to the extent material to an understanding of your results of operations, to quantify for each period presented the impact that foreign currency movement had on your revenue and expenses. Refer to Item 5.A.3. of Form 20-F.
4. We note your revenue from integrated cross-border logistics services increased 62.1% in
         2022 and revenue from air freight forwarding services increased 262.5% in 2022. Please revise your discussions of revenues to describe if such changes are attributable to changes in prices or other factors. For example, disclose average daily package volume, average daily freight pounds, average daily shipments, the number of air freight spaces sold for each period, or any other metric, if available. Refer to Item 5.A.1. of Form 20-F.
Liquidity and Capital Resources, page 63

5. We note you discussed the working capital as of September 30, 2022 as compared to
         September 30, 2021. Please revise to discuss the underlying reasons for the significant fluctuations of the components of the working capital between periods. For example, but not limited to, discuss the underlying reasons why your cash and cash equivalents decreased significantly while your accounts payables increased significantly.
6. Please revise to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the short-term and separately in the long-
         term. Additionally, provide a statement that in management   s opinion
the working capital
         is sufficient for the company   s present requirements, or, if not,
how you propose to
         provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.
Cash Flow
Operating Activities, page 66

7. Your discussion of net cash flows used in operating activities merely describes the items identified on the face of the statement of cash flows. Please revise your discussion of operating cash flow to address material changes in the primary drivers and other material factors. Refer to SEC Release No. 33-8350 for guidance.
 Wai Yiu Yau
FirstName
Globavend LastNameWai
           Holdings Ltd Yiu Yau
Comapany
July       NameGlobavend Holdings Ltd
     18, 2023
July 18,
Page  3 2023 Page 3
FirstName LastName
Our Competitive Strengths, page 69

8. On pages 71 and 80, you detail your self-developed, all-in-one shipping solution. Tell us your consideration of ASC 985-20. In this regard, ASC 985-20-55-3 indicates that the costs of software that is marketed as part of a product or process are included in the scope of this subtopic.
BUSINESS
Our Strategies, page 72

9. You state here that you plan to further expand your "logistics network and business presence in Australia and New Zealand" and at page 24 that you "intend to hire additional staff in Hong Kong to facilitate our expansion plans." Please further discuss your plans to expand your business and provide updated staffing information for each location.
MANAGEMENT, page 92

10. We note your disclosure that you intend to enter into employment agreements with each of your executive officers, and that you intend to enter into agreements with all directors whose service will begin upon the effectiveness of the registration statement. Please update your exhibit index to include the employment contracts required by
         Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather
         than    forms of    employment agreement. In the alternative, confirm
if true that these
         agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5)
         of Regulation S- K.
General

11.      We note your definition of    mainland China    includes the special
administrative region of
         Hong Kong. However, such inclusion appears inconsistent with disclosure elsewhere. For instance, your cover page disclosure states that you are headquartered in Hong Kong, a
         special administrative region of the People   s Republic of China (
China    or the    PRC   ),
         with its own governmental and legal system that is independent from mainland China, and that the legal and operational risks associated with operating in mainland China may also apply to your operations in Hong Kong. Please revise your definition or advise. In addition, please clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong. Where appropriate, you may describe PRC law and then explain how the law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws.
 Wai Yiu Yau
FirstName
Globavend LastNameWai
           Holdings Ltd Yiu Yau
Comapany
July       NameGlobavend Holdings Ltd
     18, 2023
July 18,
Page  4 2023 Page 4
FirstName LastName
12. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Virginia Tam